

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2015

Bryant Riley
Chief Executive Officer
B. Riley Financial, Inc.
21860 Burbank Boulevard, Suite 300 South
Woodland Hills, California 91367

> **Re:** **B. Riley Financial, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed May 22, 2015**
> **File No. 333-203534**
> **Post-Effective Amendment No. 2 to Form S-1 on Form S-3**
> **Filed May 22, 2015**
> **File No. 333-198814**
> **Response Dated June 3, 2015**

Dear Mr. Riley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 and Post-Effective Amendment No. 1 to Form S-1 on Form S-3

1. We note your response to prior comment 1. Please provide additional analysis with respect to your conclusion that Miller Group is not an affiliate. In doing so, please tell us when and how Miller Group acquired their equity interest in your company and whether there are any agreements regarding Miller Group's equity interest in you. Please also tell us whether the company has any agreement(s) with Miller Group, regardless of the nature of such agreement(s).

Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl

Mara L. Ransom
Assistant Director